601 Lexington Avenue

New York, New York 10022

Joshua N. Korff To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

September 22, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs

Katherine Wray

Re:	HealthPort, Inc.

Registration Statement on Form S-1

Filed August 17, 2009

File No. 333-161381

Dear Mss. Jacobs and Wray:

This letter is being furnished on behalf of HealthPort, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2009 to Mr. Michael J. Labedz, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-161381) (the “Registration Statement”) that was filed with the Commission on August 17, 2009.

The text of the Staff’s comments have been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

General

1.	We note that you intend to effect a corporate reorganization whereby the members of CT Technologies Holdings, LLC, will contribute their equity interests in the limited liability company to HealthPort, Inc. in exchange for common stock or senior preferred stock of HealthPort. We note further that it appears that you do not intend to register this exchange of securities under the Securities Act of 1933. In your response letter, please tell us which exemption(s) from registration or other legal theory you are relying upon for the exchange, and provide us with your analysis in support of the exemption(s) or theory claimed.

Response: We respectfully advise the Staff that for the reasons set forth below the Company believes that the exchange of securities in connection with the corporate reorganization is exempt from registration as a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder.

General

The Company reasonably believes that each of the members of CT Technologies Holdings, LLC will represent to the Company that such member is an “accredited investor”, as defined in Rule 501 of the Securities Act, and has agreed to enter into a binding written commitment (e.g., a contribution agreement) to contribute all of their membership interests in CT Technologies Holdings, LLC to the Company in exchange for the Company’s common stock or senior preferred stock, as applicable. Although the number of shares of the Company’s common stock was not determinable at the time of the initial filing of the Registration Statement, the number of shares of common stock will be calculated based upon the pricing of the IPO. Once the IPO price is established, the number of shares of the Company’s common stock and senior preferred stock to be distributed to each of the contributing members will be determinable. Those shares of common stock and senior preferred stock will then be distributed in accordance with the amended and restated limited liability company agreement of CT Technologies Holdings, LLC.

Regulation D under the Securities Act

Section 4(2) of the Securities Act exempts “[t]ransactions by an issuer not involving any public offering” from the registration requirements of the Securities Act. Rule 506 of Regulation D provides a non-exclusive safe harbor under Section 4(2) and allows an issuer to sell an unlimited amount of its securities to an unlimited number of “accredited investors” and up to 35 non-accredited investors, subject to compliance with the requirements set forth below.

•

Accredited Investor. Based upon representations in the contribution agreement, the Company reasonably believes that each of the parties to the corporate reorganization will be an “accredited investor”, as defined in Rule 501 of the Securities Act.

U.S. Securities and Exchange Commission

Division of Corporation Finance

•

Information requirement. This requirement is not applicable where each investor is an accredited investor. Notwithstanding that, each of the parties to the corporate reorganization will have confirmed in the contribution agreement that such party received all documents, records and information pertaining to its investment that had been requested by such party.

•	Manner of offering. The private placement in connection with the corporate reorganization was not made by means of any form of general solicitation or general advertising.

•

Resale limitations. The common stock of the Company issued in the private placement in connection with the corporate reorganization will be restricted securities and cannot be resold absent registration or an available exemption from the registration requirements. The parties to the contribution agreement have agreed that all shares will bear a legend setting forth that restriction.

•

Filing of Notice of Sales. A notice of sale on Form D will be filed for the private placement in connection with the corporate reorganization no later than 15 days after the date of the first sale of securities.

Because the Company will comply with each of the requirements set forth above, the Company respectfully submits that the private placement in connection with the corporate reorganization will be exempt from registration under Rule 506 of Regulation D.

Section 4(2) of the Securities Act

In interpreting Section 4(2), the Commission has stated that whether an offering is public is a factual question, requiring an analysis of all of the surrounding circumstances. See, e.g., Factors Involved in Determining Whether Transaction is “Public Offering”, Release No. 33-285, 1935 WL 27785 (Jan. 24, 1935). The courts and the Commission have considered four factors relevant to this analysis:

•

Number of offerees. In early interpretations, the Commission indicated that “under ordinary circumstances an offering to not more than approximately twenty-five persons is not an offering to a substantial number and presumably does not involve a public offering.” Release No. 33-285. Nevertheless, the Commission also stated that “[i]n no sense is the question to be determined exclusively by the number of prospective offerees.” Id. However, courts agree that “the more offerees, the more likelihood that the offering is public.” Hill York Corp. v. American Intern. Franchises, Inc., 448 F.2d 680 (5th Cir. 1971). In the present situation, there are 37 parties to the contribution agreement who will receive shares of common stock in the private placement in connection with the corporate reorganization.

U.S. Securities and Exchange Commission

Division of Corporation Finance

•

Sophistication of the offerees. Each of the parties to the contribution agreement is an accredited investor and has represented that he, she or it is sophisticated in financial matters and able to evaluate the risks and benefits of the investment and able to bear the risk of his, her or its investment for an indefinite period of time. As described below, each party to the contribution agreement has a historical ownership interest in the Company or is an employee of the Company and, accordingly, should be considered to have a heightened level of sophistication regarding an investment in the Company.

•

Relationship between the issuer and the offerees. The offerees must have a relationship with the issuer that affords them access to or disclosure of information that a registration statement would provide. Hill, 448 F.2d at 688 (“The relationship between the offerees and the issuer is most significant. If the offerees know the issuer and have special knowledge as to its business affairs, such as high executive officers of the issuer would possess, then the offering is apt to be private.”) Each of the parties to the contribution agreement has a close association with the Company through their historical association with the Company or as an employee. Each of these persons received information with respect to their investment prior to executing the contribution agreement and confirmed that all documents, records and information pertaining to such person’s investment that had been requested by such person had been made available or delivered to such person prior to the date of the contribution agreement. None of the offerees is investing additional cash in the business. Rather, the offerees are electing, pursuant to the terms of the contribution agreement, to alter the form of their existing investments.

•

Size and manner of the offering. Although there is no bright-line test, “[t]he smaller the size of the offering, the more probability it is private.” Hill, 448 F.2d at 689. A court is more likely to consider an offering private if “the offer is made directly to the offerees rather than through the facilities of public distribution such as investment bankers or the securities exchanges.” Hill, 448 F.2d at 689; accord Release No. 33-285, at 2912. Furthermore, an offering will likely fail to be deemed private if it has been publicly advertised. See Hill, 448 F.2d at 689 (“[P]ublic advertising is incompatible with the claim of private offering.”) The private placement in connection with the corporate reorganization will take place without the use of intermediaries and without advertising or general solicitation. In fact, because the parties to the contribution agreement are the only persons with direct ownership interests in the Company’s predecessor and thus the only persons eligible to participate in the private placement in connection with the corporate reorganization, a general solicitation or public distribution would not be possible.

For the reasons set forth above, the Company respectfully submits that the private placement in connection with the corporate reorganization will also be exempt from registration under Section 4(2) of the Securities Act.

U.S. Securities and Exchange Commission

Division of Corporation Finance

2.	Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. In this regard, we note that you have provided substantially similar disclosure in the prospectus summary, the overview of Management’s Discussion and Analysis, and the overview of Business. You may need to evaluate and/or reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 2, 45, 46 and 79 to eliminate substantially similar disclosure in the prospectus summary, the overview of Management’s Discussion and Analysis of Financial Condition and Results of Operations section and the overview of Business section.

3.	Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. Please clarify when a statement is attributable to HealthPort versus a third party. With respect to a statement made by HealthPort, you must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Some examples of assertions or references that need support include the following:

•	“We are the largest provider of ROI services with a market share of approximately 20%…,” pages 1 and 44;

•

“We estimate the total market [for ROI services] to be approximately $1.2 billion, of which approximately $500 million relates to hospitals and health systems and $700 million relates to independent and hospital-affiliated physician clinics. We estimate that approximately two-thirds of these services are performed using internal resources, while one-third is outsourced to third-party vendors. We are the largest outsourced ROI provider with approximately 70% of the outsourced market,” pages 2 and 44;

•	You believe that ChartOne was “the second-largest provider of outsourced ROI services in the United States” at the time you acquired it in September 2008, pages 45 and 47; and

•	“We estimate that our ROI service recently enabled a single division of a leading national hospital chain to save in excess of $500,000 a year,” page 80.

Response: We respectfully advise the Staff that the Company has revised its disclosure throughout Amendment No. 1 to specifically disclose the factual basis and context of its beliefs, understandings, estimates and opinions set forth in Amendment No. 1, as well as to clarify when a statement is attributable to the Company versus a third party. In addition, we have supplementally provided support for the projections, statistics and assertions attributed to the Company in Amendment No.1. For your convenience, we have attached these supplemental materials to this response letter as Annex A.

U.S. Securities and Exchange Commission

Division of Corporation Finance

4.	With respect to any third-party statements in your prospectus such as the market data by the CMS, HIMSS Analytics and the American Health Information Management Association presented in the Business section of your filing, please set forth in the prospectus the date of the publications you cite. In addition, please supplementally provide us with the relevant portions of such publications. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports.

Response: We respectfully advise the Staff that the Company has revised its disclosure in Amendment No. 1 to set forth the dates of the publications the Company cites in connection with any third-party statements. As requested, we have also supplementally provided the relevant portions of these referenced publications and have clearly marked each publication to highlight the applicable portion or section containing the statistic and have cross-referenced it to the appropriate location in Amendment No. 1. For your convenience, we have attached these supplemental materials to this response letter as Annex B.

In addition, the Company confirms that none of the reports or publications were prepared in connection with the registration statement or were commissioned by the Company.

5.	Several places in your registration statement you provide cross-references to other portions of the filing, but we are unable to locate any disclosure with the cross-referenced headings. Examples include, but are not limited to, the following:

•	References on page 1 to “—Our Corporate Structure” and “—Our History,”

•	Reference on page 26 to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill and Intangible Assets,” and

•	References on pages 45 and 75 to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Use of Non-GAAP Financial Measures.”

Please revise to ensure that all cross-references in the filing correspond to appropriate headings elsewhere in the filing.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Response: We respectfully advise the Staff that the disclosure in Amendment No. 1 has been revised so that cross-references throughout the filing correspond to appropriate headings elsewhere in the filing.

6.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001, update to our Current Issues and Rulemaking Projects outline for additional guidance.

Response: We respectfully advise the Staff that the Company does not intend to use any graphical materials or artwork in the prospectus.

Prospectus Cover Page

7.	Please revise your prospectus cover page to disclose that ABRY Partners, LLC will continue to be a controlling shareholder of the company following the initial public offering. Please also indicate here that the net proceeds of the offering will be used to repay a portion of the company’s outstanding indebtedness.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

Prospectus Summary

Our Business, page 1

8.	Your summary should contain balanced disclosure regarding your business and financial condition. In this regard, we note that you have presented your net revenues for fiscal 2008 and the six months ended June 30, 2009. Please revise your summary to disclose your net losses for these same periods as well.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 2 to present net losses for fiscal year 2008 and the six months ended June 30, 2009.

9.	We note that you have included in your summary certain “Adjusted EBITDA” figures, which are non-GAAP financial measures. To the extent that you continue to include non-GAAP financial data in this section, please expand the disclosure to provide all of the information required by Item 10(e)(1) of Regulation S-K. A cross-reference to the required disclosure elsewhere in the filing is not sufficient in this regard.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

The Offering, page 8

10.	Please expand your summary of the offering to discuss briefly that ABRY Partners will own a controlling interest in the company following the offering and that HealthPort will be a “controlled company” within the meaning of The Nasdaq Stock Market rules.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 9.

Summary Consolidated Financial and Other Data, page 10

11.	We note your inclusion of an unaudited Pro Forma Year Ended December 31, 2008 column within your Statement of Operations Data on page 11 and an Adjusted EBITDA reconciliation on page 13. Please revise to disclose, on page 11, that the Pro Forma information was prepared in accordance with Article 11 of Regulation S-X and refer to the location of your Article 11 disclosures within the filing. With regard to the “Pro Forma” December 31, 2008 column on page 13, this column appears to represent a non-GAAP measure outside of the scope of Article 11 and should not be labeled “Pro Forma.” Revise the caption to reflect non-GAAP nature of the measure and provide disclosures to satisfy the requirements of Item 10(e)(1) for this measure.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 11 and 14.

12.	In note (1) on page 12, we note your belief that lenders assess your operating performance based on Adjusted EBITDA. Clarify whether this is a reference to lenders in general, and whether your lenders also use this amount. Further clarify whether the non-GAAP measure that you have presented is equal to the “minimum consolidated EBITDA” required by your credit agreement as described on page 21. Further, tell us whether Adjusted EBITDA is equal to EBITDA as calculated under your various compensation and incentive plans described on pages 102 through 106.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 13. As requested, the Company confirms that Adjusted EBITDA referenced in footnote 1 to the Summary Consolidated Financial and Other Data table on page 13 is not equal to EBITDA as calculated under the Company’s various compensation and incentive plans.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Risk Factors

“A write-off of all or a part of our identifiable assets or goodwill...,” page 25

13.	You state that “the likelihood and severity of an impairment charge increases during periods of market volatility, such as the one that recently occurred as a result of the general weakening of the global economy.” Please tell us what consideration you gave to addressing briefly in this risk factor the approximately $26 million impairment charge the company took for fiscal 2008 for goodwill and certain intangible assets, as disclosed on page F-36 and elsewhere in your registration statement, as this appears it would assist potential investors to understand better the likelihood and magnitude of the risks you describe should they occur in the future.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 27.

Corporate Reorganization, page 33

14.	Please consider providing charts or other graphics showing your corporate structure both before and after the reorganization, if doing so would assist potential investors in understanding the narrative disclosure presented in this section.

Response: Based upon the Staff’s comment, the Company has provided a corporate structure chart on page 7 that reflects the corporate structure of the Company after completion of the corporate reorganization.

15.	We refer to the paragraph that begins, “In accordance with the CT Technologies Holdings, LLC Agreement, our Series A, B-1, B-2 and C shares are subject to a priority distribution in the event of an initial public offering, which is based on the initial public offering price.” Please clarify the nature and anticipated timing of the distributions to which you refer in this paragraph and the ensuing bullet point list, including whether such distributions will be made in cash. If this disclosure is intended to describe how shares of common and preferred stock of HealthPort will be allocated among former members of CT Technologies Holdings, LLC, in exchange for their equity interests in the LLC, as part of the corporate reorganization discussed in the preceding two paragraphs of your disclosure, please revise the filing to make this clear.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 34 to further clarify that shares of common stock and senior preferred stock, as applicable, of the Company will be allocated among former members of CT Technologies Holdings, LLC in exchange for their equity interests in CT Technologies Holdings, LLC as part of the corporate reorganization. The Company has also added language on page 35 to disclose that distributions in connection with the corporate reorganization will not be made in cash.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Use of Proceeds, page 35

16.	You state that you intend to use the net proceeds of the offering to repay or refinance outstanding indebtedness which appears to have been incurred within the last year. Please disclose the use of the loan proceeds, if other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 36.

17.	Your disclosure in this section indicates that you intend to use the net proceeds to repay a portion of amounts owed under both your senior secured credit facility and your senior subordinated notes. Please disclose, if known, the approximate amounts of net proceeds you intend to apply to each type of indebtedness, as well as to any other principal purpose for which the net proceeds are intended to be used. See Item 504 of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 36 to disclose the approximate amount of net proceeds the Company intends to apply towards each type of indebtedness.

18.	We note your statement, “The remaining net proceeds will be used for working capital and other general purposes.” Please clarify, if accurate, that it is unlikely that there will be any remaining net proceeds from this offering after the repayment or refinancing of a portion of the company’s outstanding indebtedness. In this regard, we note that the proposed aggregate price of the offering you are seeking to register ($100 million) is significantly less than the outstanding borrowings under your senior secured credit facility ($123.5 million) together with the outstanding balance on your senior subordinated notes ($76.2 million), in each case as of June 30, 2009, according to your disclosure. Alternatively, revise your use of proceeds disclosure to provide more meaningful and specific disclosure regarding the intended uses of net proceeds for “working capital and other general purposes,” to the extent known. See Item 504 of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the language on page 36 to disclose the intended uses of net proceeds from this offering that will be used for working capital or other general purposes.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Dividend Policy, page 35

19.	With regard to the senior preferred stock described on page 36, tell us what consideration was given to disclosing the amount of the accrued dividends that your debt agreement precludes from being paid out and the financial statement line items in which such accruals have been recorded. Further, clarify whether any distribution of accrued dividends will occur as part of your corporate reorganization. Explain why the liability for these amounts is excluded from your disclosures pursuant to SFAS 157.

Response: We respectfully advise the Staff that the amount of unpaid dividends, which we refer to as “unpaid yield” throughout the prospectus, is already disclosed on page 70. As disclosed on page 70, the amount of unpaid dividends (unpaid yield) as of December 31, 2008 and June 30, 2009 was $7.2 million and $9.8 million, respectively. Based upon the Staff’s comment, the Company has revised the disclosure on page 71 to disclose that amounts relating to unpaid dividends (unpaid yield) on the senior preferred shares will be distributed in the form of senior preferred stock of the Company in connection with the corporate reorganization. The Company has included such amounts in the senior preferred shares financial statement line item of its consolidated balance sheets on page F-5. The Company has also added disclosure to Note 7 of its consolidated financial statements on page F-35 to disclose the fair value of the senior preferred stock.

Selected Consolidated Financial Data, page 41

20.	Tell us why you have not included your redeemable preferred stock in the tabular presentation of selected consolidated financial data as it appears you have presented these shares as liabilities in your balance sheets. Refer to Instruction 2 to Item 301 of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 42 to include its senior preferred shares in the tabular presentation of selected consolidated financial data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

21.	As noted above, the overview to your Management’s Discussion and Analysis appears to repeat much of the disclosure contained in your prospectus summary and the Business overview. Consider revising this section to include management’s perspective on the business and to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. Identify the factors that the company’s executives focus on in evaluating the financial condition and operating performance of your business. Consider addressing the material operations, risks and challenges facing your company and how management is dealing with these issues. Refer to SEC Release 33-8350.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 45 to include management’s perspective on the business, an executive level overview of the Company and factors management focuses on in evaluating the financial condition and operating performance of the business, as well as the risks and challenges facing the Company and how management is dealing with these issues.

Our Revenue and Expenses

Costs of Services and Products, page 46

22.	We note that costs of services and products include “personnel costs associated with production, network operations, customer support, and other personnel.” We note also that selling, general and administrative expenses include equity-based compensation expense. Please clarify whether the personnel costs included in costs of services and products include equity-based compensation expense as well, and if not, please explain the reason why these amounts are excluded from costs of services and products.

Response: We respectfully advise the Staff that the Company shows equity-based compensation expense exclusively in selling, general and administrative expense in the consolidated statements of operations. Approximately 95% of the Company’s employees with equity-based compensation are in selling, general and administrative positions and the Company believes this type of expense is a benefit that should be reflected as a corporate expense that is shown in selling, general and administrative expense and not part of costs of services or products. The Company has deemed the remaining equity-based compensation expense (approximately 5%) to be immaterial for inclusion in cost of services and products.

Critical Accounting Policies

Goodwill and Identifiable Definite Intangible Assets, page 51

23.	Please expand your critical accounting estimates disclosures to discuss the methodologies and key assumptions that you used for your annual impairment testing of goodwill and identifiable definite intangible assets. If material, discuss the sensitivity of reported results to changes in the estimates such as from making reasonably possible, near-term changes in the most material assumption(s) underlying the estimate or using in place of the recorded estimate the ends of the range of reasonably possible amounts which the company likely determined when formulating its recorded estimate. Describe the impact of those changes on the company’s overall financial performance and, to the extent material, on the line items in the company’s financial statements. Describe your history of changing critical accounting estimates in recent years. See the Commission’s Cautionary Advice about Critical Accounting Policies Release No. 33-8040 and paragraphs 23 and 25 of SFAS 142.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 52.

Equity-Based Compensation, page 53

24.	Please revise to disclose the following information related to issuances of equity instruments:

•

Discuss in greater detail the assumptions made, and methodologies used in determining the fair value of the Series B-1 and B-2 Units, including a discussion of the “option pricing methodology, or OPM” utilized. Discuss any consideration given to alternative factors, methodologies and assumptions; and

•

Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, as of the date of each grant and equity related issuance. This reconciliation should describe specific significant intervening events within the company and describe in detail the changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 53.

25.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

•	the nature and type of stock option or other equity related transaction;

•	the date of grant/issuance;

•	description/name of option or equity holder;

•	the reason for the grant or equity related issuance;

•	the number of options or equity instruments granted or issued;

•	the exercise price or conversion price;

•	the series of the underlying shares of common stock;

•	the fair value of underlying shares of common stock;

•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

U.S. Securities and Exchange Commission

Division of Corporation Finance

•	the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

•	the amount and timing of expense recognition; and

•

indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response: As requested, we have supplementally provided in tabular form the information referenced above in chronological order for each stock option grant since June 30, 2008. For your convenience, we have attached the requested information to this response letter as Annex C. We respectfully advise the Staff that information relating to the series of the underlying shares of common stock and the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to the Company’s financial statement is not applicable to the Company’s option grants and has not been provided in Annex C. In addition, the Company believes that disclosure with respect to the fair value of underlying shares of common stock, adjustments made in determining the fair value of the underlying shares of common stock and the valuation methodology used for each option grant or equity related transaction is already provided on pages 52 through 57.

We respectfully advise the Staff that the Company hired Duff & Phelps, LLC, an independent third-party financial advisory firm, to assist in valuing the Company and its various debt and equity instruments as of the date of grant. The Company received valuation reports from Duff & Phelps, LLC and these valuations were considered by the board of directors to assist in their determination of the price of equity as of the date of grant. As requested, we respectfully advise the Staff that the Company will continue to provide the Staff with updates to the requested information for all equity related transactions through the effective date of the Registration Statement.

26.	Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Your disclosure indicates that your board of directors, considered to be a related party, performed your fair value determinations. Please confirm that you have not obtained valuations performed by an unrelated valuation specialist and the reasons for not obtaining such valuations.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Response: We respectfully advise the Staff that the Company hired Duff & Phelps, LLC, an independent third-party financial advisory firm, to assist in valuing the Company and its various debt and equity instruments as of the date of grant. The Company received valuation reports from Duff & Phelps, LLC and these valuations were considered by the board of directors to assist in their determination of the price of equity as of the date of grant.

27.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response: We respectfully advise the Staff that, based upon discussions between the Company and the underwriters, the Company expects the estimated initial offering price range to be between $14.00 and $16.00 per share. The Company expects to reflect this estimated initial offering price range in an amendment to its Registration Statement, to be filed before printing preliminary prospectuses and beginning the road show. We respectfully advise the Staff, however, that this estimated initial offering price range is subject to change.

We respectfully advise the Staff that the methodologies applied by the underwriters in valuing the Company’s common stock for purposes of its initial public offering differ from those applied by the Company for purposes of determining the fair value of its common stock as a privately-held company. Consistent with historical market practice and as disclosed in the Registration Statement, the underwriters considered estimates of the Company’s business potential, prevailing market conditions, the Company’s results of operations in recent periods, the present stage of the Company’s development, and the market capitalization and stages of development of other companies that the Company and the underwriters believe to be comparable to the Company’s business.

We also respectfully advise the Staff that the underwriters first initiated discussions with the Company regarding a potential initial public offering in March 2008. It was not until August 2009, however, that the underwriters first communicated to the Company their estimated price range for the Company’s common stock. Prior to this point, the underwriters had communicated proposed ranges of the Company’s total enterprise value assuming the completion of the Company’s initial public offering in the fourth quarter of 2009. These ranges increased in value from March 2008 to August 2009 to reflect the impact of the acquisition of ChartOne, Inc. in September 2008.

28.	With regard to your tabular presentation on page 56, consider revising to include the intrinsic value, if any, per share and a statement as to whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 54 and 57 to include the intrinsic value per share and a statement regarding the valuation used to determine fair value.

Results of Operations, page 57

29.	Demonstrate how your tabular presentations of Adjusted EBITDA on page 57 and Adjusted EBITDA as a percentage of revenue on page 58 and your narrative presentations of both measures on pages 60, 62 and 63 comply with Item 10(e) of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 59 through 61 to provide a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure, a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable GAAP financial measure and a statement disclosing the reasons why the Company’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations.

30.

In your discussion of results of operations, we note several instances where two or more sources of a material change have been identified but the dollar amounts for each source that contributed to the change are not disclosed. For instance, your disclosures indicate that your ROI services revenue increased $85.1 million, or

U.S. Securities and Exchange Commission

Division of Corporation Finance

131.5%, from fiscal 2007 to fiscal 2008, due primarily to an increase in revenue associated with the acquisition of SDS, net new ROI sales, and incremental revenue relating to the acquisition of ChartOne, but you do not provide quantitative disclosures regarding the impact of each of these sources. Please revise your disclosures to quantify each source that contributed to a material change. Please also clarify in quantitative terms the extent to which revenues have increased due to acquisitions, as compared to organic growth. We refer you to Section III. D of SEC Release 33-6835.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 62 and 64 through 66 to quantify each source that contributed to a material change in revenues for the relevant period.

31.	We note from footnote disclosure on pages F-50 and F-51 certain changes and trends in the distribution of your revenue and gross profit between your segments. Please expand your disclosure to include a discussion of such trends, including the underlying reasons for changes segment mix and changes and trends in segment gross profit. Refer to Section III.B.4 of SEC Release 33-8350.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 62 and 64 through 66. We respectfully advise the Staff that the Company believes it has identified and described its known material trends. The Company has disclosed throughout its Management’s Discussion and Analysis of Financial Condition and Results of Operations section that the material changes and trends in the distribution of its revenue and gross profit between its segments is attributable to its acquisition of Smart Document Solutions, LLC in June 2007 and ChartOne, Inc. in September 2008.

Income Taxes, page 60

32.	Please expand your disclosures to describe how these factors referred to impacted your effective tax rate. Explain why you recognized income tax expense for the six months ended June 30, 2009, and the reason for the increase in your deferred tax liability during this period. Similarly, revise disclosures on pages 61 and 63. Refer to Section III.B.4 of SEC Release 33-8350.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 64, 66 and 68.

Liquidity and Capital Resources

Cash Flows, page 64

33.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. In this regard, your discussion does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows, for example, cash collected from customers, cash paid to employees and other suppliers and cash interest payments.

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Division of Corporation Finance

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 67 and 68.

34.	With regard to your operating cash flows, we note that you have recorded a significant allowance for bad debt in each period. For each segment, tell us what your normal and customary credit terms are and explain the reason for the level of bad debt expense and write-offs of your accounts receivable. As part of your response, summarize the number of days sales outstanding for each period presented and discuss any changes or trends in this measure. Tell us what consideration you have given to including a discussion of the impact your credit policies and industry practices have on your liquidity.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 67 and 68.

Senior Subordinated Notes, page 66

35.	In light of your significant debt balance, expand your disclosures to include the material terms of affirmative and negative covenants (e.g., material actual ratios/actual amounts) rather than the general statement included on page F-33 that there were no events of default under your covenant requirements. In addition, please expand your disclosures to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants.

Response: We respectfully advise the Staff that the Company does not believe that additional disclosure with respect to the senior subordinated notes is material to investors because the net proceeds from this offering will be used to discharge the senior subordinated notes.

Senior Preferred Stock, page 67

36.	Revise to include a discussion of the amount of unpaid dividends and whether the corporate reorganization will require the payment of any such amounts.

Response: We respectfully advise the Staff that the amount of unpaid dividends, which we refer to as “unpaid yield” throughout the prospectus, is already disclosed on page 70. As disclosed on page 70, the amount of unpaid dividends (unpaid yield) as of December 31, 2008 and June 30, 2009 was $7.2 million and $9.8 million, respectively. Based upon the Staff’s comment, the Company has revised the disclosure on page 71 to disclose that amounts relating to unpaid dividends (unpaid yield) on the senior preferred shares will be distributed in the form of senior preferred stock of the Company in connection with the corporate reorganization.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Business

Business Competition, page 87

37.	We note that you have listed principal methods of competition across both of your segments, and you have identified what you believe to be a material competitive advantage for HealthPort. Please ensure that your disclosure is balanced and includes any significant factors with respect to which the company may be at a competitive disadvantage in the markets in which it competes. See Item 101(c)( )(x) of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 91.

Intellectual Property, page 88

38.	You disclose that you rely on a variety of intellectual property rights that you license from third parties, and that such third-party technologies may not continue to be available to you on commercially reasonable terms. To the extent these licenses are material to your business or an individual segment of the business, the agreements and their material terms should be discussed, and the extent of your dependence on the agreements should be quantified or otherwise described. See Item 101(c)(1)(iv) of Regulation S-K. Further, please tell us what consideration you gave to filing these agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We respectfully advise the Staff that the Company believes that the intellectual property rights it licenses from third parties are immaterial to its operations and business. Each of the licenses relates to commercial, off-the-shelf software, hardware or computer-related products that are ready-made and available for sale, lease or license to the general public. The Company licenses such products as an alternative to developing proprietary products in-house as a cost-saving measure for functions that are primarily administrative and ancillary to its business. Accordingly, the Company deemed these licenses and agreements to be made in the ordinary course of its business and immaterial in amount and significance to the Company and, therefore, does not intend to file such agreements and licenses as exhibits to the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Management

Corporate Governance

Board Composition, page 97

39.	We note that your disclosure that you currently have five directors and that upon completion of the offering you will have seven directors. Tell us, with a view to disclosure, whether you have identified directors to be added and whether any nominees you have identified have agreed to serve. To the extent the amended filing identifies any nominees who are not signatories to the registration statement, please include a consent from each such nominee that he or she has agreed to serve as a director, as required by Rule 438 to the Securities Act.

Response: We respectfully advise the Staff that the Company is continuing to meet with several potential directors, but, to date, has not identified any director nominees. As requested, the Company will make appropriate disclosures and include director nominee consents in subsequent amendments to the Registration Statement.

Executive Compensation

Compensation Discussion and Analysis, page 101

General

40.	Please revise to provide clear disclosure that addresses how you determined the levels of compensation paid to your named executive officers for fiscal 2008. See Item 402(b)(1)(vi) of Regulation S-K. In this regard, we note your statement on page 101 that most, if not all, of your compensation policies and determinations to date have been the product of negotiations between the named executive officers and the board of directors. However, you do not adequately discuss the criteria or considerations taken into account by the board, in connection with such negotiations or otherwise, in determining the appropriate amounts to pay your named executive officers for each compensation element. Please revise to ensure that your Compensation Discussion and Analysis explains and places in context how you determined particular payout levels for your named executive officers for each material element of compensation, and why determinations with respect to one element may or may not have influenced the decisions with respect to other allocated or contemplated awards.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 104.

U.S. Securities and Exchange Commission

Division of Corporation Finance

41.	Your disclosure on page 103 indicates that corporate performance, as measured by EBITDA, is considered in determining base salaries for Messrs. Labedz, Haynes and Webb, as well as in determining the amount of cash incentive awards for each of the named executive officers other than Mr. Matits. However, it is unclear from the disclosure provided how these elements of compensation are structured and implemented to reflect the company’s performance against the targeted EBITDA range. For example, you indicate that base salaries for Messrs. Labedz, Haynes and Webb are based upon “achievement EBITDA for the trailing three months within a range of $5.0 million to greater than $25.0 million,” but you do not disclose how the company performed against the targeted EBITDA range for the covered periods nor how the company’s performance against such targets was considered in determining the amount of base salary for each of Messrs. Labedz, Haynes or Webb. Please revise your disclosure relating to base salaries and cash incentive awards to explain more clearly these elements of compensation are structured to reflect the referenced items of corporate performance. See Item 402(b)(1)(v) and (2)(v)-(vi) of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 107.

Cash Incentive Awards, page 103

42.	You state that Mr. Matits’s cash incentive for fiscal 2008 was “based on commissions as a percentage of new revenue generated in the calendar year.” Please expand to explain how you calculate “new revenue” for this purpose and to disclose the numerical percentage of new revenue upon which Mr. Matits’s cash incentive is based and how that percentage is determined. See Item 402(b)(2)(v)-(vi) of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 107.

43.	Please elaborate on your disclosure that your board of directors recently agreed to pay Mr. Labedz $187,500 as part of his “anticipated bonus for fiscal year 2009” to explain, for example, how the board determined the amount of bonus to advance to Mr. Labedz and why it determined doing so would be appropriate in light of the company’s overall compensation objectives.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 107.

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Division of Corporation Finance

Security Ownership of Certain Beneficial Owners, page 120

44.	Please disclose the individual or individuals who have or share voting and/or investment power with respect to the shares held by the funds affiliated with ABRY Partners. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 125.

Certain Relationships and Related Party Transactions, page 122

45.	You indicate that the disclosure in this section relates to related-person transactions for “the fiscal year ended December 31, 2008 and the six months ended June 30, 2009.” Please revise as necessary to ensure that your disclosure in this section provides all of the information called for by Item 404(a) of Regulation S-K with respect to the referenced periods as well as for your two prior fiscal years 2006 and 2007 and the period subsequent to the six months ended June 30, 2009, through the present. See Instruction 1 to Item 404. We note in this regard that you have disclosed certain related-party transactions in this section for periods prior to your fiscal 2008.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 126.

Description of Capital Stock

Corporate Opportunity, page 133

46.	Please affirmatively state in this section, if true, that ABRY Partners and its related entities have no current plans to invest in competing businesses or to do business with HealthPort customers; or advise.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 137.

Report of Independent Registered Public Accounting Firm, page F-2

47.	We note the “draft” audit opinion provided in your filing. Note that the registration statement can not be declared effective until the preface is removed and the accountant’s report is finalized.

Response: We respectfully advise the Staff that the Company understands that the Registration Statement cannot be declared effective until the accountant’s report is finalized. As requested, the Company will remove the preface and finalize the accountant’s report before the Company seeks to have the Registration Statement declared effective.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Basic and Diluted Net Income and Loss Per Share, page F-19

48.	We note you have omitted shares and amounts in your table as well as per share amounts in your consolidated statements of operations. Note that the registration statement can not be declared effective until you include these figures.

Response: We respectfully advise the Staff that the Company will include the number of shares and amounts in the table to Note 1 to the Company’s consolidated financial statements, as well as pro forma per share amounts in the Company’s consolidated statements of operations, prior to seeking effectiveness of the Registration Statement. The Company believes pro forma earnings per share for all Successor (as defined in the Registration Statement) periods presented in its statement of operations is more meaningful than historical earnings per share.

Note 8 – Identifiable Intangible Assets, pages F-35 and F-36

49.	We note your statement on page F-16 that your customer base is being amortized on a straight line basis over 10 years. Disclosure on page 25 indicates that your intangible assets have an estimated useful life ranging to 20 years. Please revise to present a consistent discussion throughout your document.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 26.

50.	Please describe the methodology used in determining the assumptions and estimates used to derive the purchase price allocations presented on pages F-25 and F-26 to customer base and acquired software. We note the significant amount of goodwill that resulted from these acquisitions. Further, describe the analysis performed in determining the estimated useful lives of your customer base. Your analysis should include, at a minimum, a discussion of each of the factors set forth in paragraph 10 of SFAS 142. In addition, while we note your statement on page 86 that you have maintained an approximate 95% retention rate for ROI customers following the 2007 acquisition of SDS, please provide an analysis of the retention rates experienced by that business prior to acquisition in support of your assigned estimated useful lives.

Response: We respectfully advise the Staff that the Company hired Duff & Phelps, LLC, an independent third-party financial advisory firm, to provide the purchase price allocation

U.S. Securities and Exchange Commission

Division of Corporation Finance

contemporaneously for the acquisitions. To estimate the fair value of the customer relationships, a derivation of the income approach, called the excess earnings method, was utilized. This methodology is frequently used to value customer-related assets because it is useful for assets for which a direct economic benefit is difficult to measure, even though such assets clearly have value to a business. The multi-period excess earnings method measures economic benefit indirectly by calculating excess earnings attributable to an asset after the recognition of contributory asset charges for the use of other assets needed to generate the customer relationship income.

The multi-period excess earnings method was applied as follows:

•

Customer relationship revenue and earnings before interest and taxes have been estimated over the expected remaining useful life of the customer relationships. An analysis of historic customer data was performed to estimate the expected attrition rate for the acquired customers. This analysis served as the basis for the revenue projection. Customer relationship earnings before interest, taxes and amortization was estimated based on historical margins adjusted to remove marketing expenses related to future customers;

•

Earnings before interest, taxes and amortization was then tax-affected to yield “Cash Flow Before Contributory Asset Charges.” This amount is then reduced by “Contributory Asset Charges.” Contributory Asset Charges were applied for working capital, fixed assets, technology, and assembled work force; and

•	The resultant annual excess income was discounted to present value using a required rate of return and a tax amortization benefit was then applied to arrive at fair value.

To estimate the value of acquired software, another derivation of the income approach, the royalty savings method, was utilized. The royalty savings method values an intangible asset by estimating the royalties saved through ownership of the asset. In short, the owner of the intangible asset realizes a benefit from owning the intangible asset rather than paying a rent or royalty for the use of the asset.

The royalty savings method was applied as follows:

•	The revenue and expected remaining useful life was identified through an analysis of the functionality and revenue related to the use of the software;

•

Projected revenue was multiplied by a royalty rate deemed to be avoided through ownership of the acquired software. The appropriate royalty rate was estimated based on market indications and an analysis of financial returns; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

•

The resultant projection of the royalty savings was tax-affected to derive the after-tax royalty savings, which were discounted to present value using a required rate of return and a tax amortization benefit was then applied to arrive at fair value.

We respectfully advise the Staff that the Company’s retention rate for ROI customers prior to the acquisition of SDS was approximately 93% in 2005 and 94% in 2006. The Company’s analysis consists of identifying customers lost monthly and dividing this annual amount into the annual total sales.

In order to estimate the customer relationship life, the Company analyzes the cash flows attributed to the existing customer relationships, the customer attrition rate, and discount rate associated with the risk of obtaining those cash flows. Once the Company has considered these factors, it calculates the period of time over which the Company would obtain the present value of cash flows from the existing customers. This period establishes the time over which the cash flows for the existing customers will be considered.

Note 10 – Senior Preferred Shares and Series C Shares pages F-37 and F-38

51.	Expand your disclosures to include a discussion of your classification of these instruments as liabilities and discuss the existence and location of related accruals in the financial statements. Further, clarify whether the Senior Preferred Shares and Series C Shares are subject to the same rights and why they are included in the same balance sheet line item.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page F-37 to disclose that the senior preferred shares and the Series C shares have been reflected in the historical balance sheet on page F-5.

Note 13 – Income Taxes, pages F-42 through F-47,

52.	Revise to include disclosures for the six months ended June 30, 2009.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page F-47.

Pro Forma Consolidated Statement of Operation, page F-112

53.	Expand your disclosures within the introductory paragraph to more fully describe the items required by Rule 11-02(b)(2) of Regulation S-X.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page F-113.

Item 15. Recent Sales of Unregistered Securities

Series A Shares, page II-2

54.	You disclose that you relied on Section 4(2) of the Securities Act and Regulation D for the issuance of the Series A shares. Please expand your disclosure regarding this unregistered issuance to clarify, if accurate, that all of the Series A investors were accredited.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page II-3.

U.S. Securities and Exchange Commission

Division of Corporation Finance

55.	Further to our comment 1 above, we presume that prior to effectiveness of the registration statement you will expand your disclosure in this section to provide the information called for by Item 701 of Regulation S-K with respect to the unregistered exchange of limited liability company interests for HealthPort shares expected to occur to effectuate your corporate reorganization. Please confirm your understanding in this regard, or if you believe that no such disclosure is required, please advise and provide us with your supporting analysis.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page II-4.

*        *        *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4943 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely,
/s/ Joshua N. Korff
Joshua N. Korff KIRKLAND & ELLIS LLP

cc:	Michael J. Labedz
Brian M. Grazzini
HealthPort, Inc.

Wayne D. Boberg
Matthew F. Bergmann
Winston & Strawn LLP

ANNEX A

“We believe we are the largest provider of ROI services with a market share of approximately 20%…,” pages 1 and 77. See (A) in Tab 1.

“We believe we are the largest ROI service provider to the healthcare industry with approximately 20% of the ROI services market,” pages 4 and 82. See (A) in Tab 1.

1.	HealthPort Management Estimates spreadsheet, dated July 2009.

“We estimate, based upon publicly available market information, the total market for ROI services to be approximately $1.2 billion, of which we estimate approximately $500 million relates to hospitals and health systems and $700 million relates to independent and hospital-affiliated physician clinics. We estimate that approximately two-thirds of these services are performed using internal resources, while one-third is outsourced to third-party vendors. We believe we are the largest outsourced ROI provider with approximately 70% of the outsourced market,” pages 2 and 77. See (B), (C), (D), (E) and (F) in Tab 1.

“We believe that approximately two-thirds of ROI services are performed using internal resources and the remaining one-third is outsourced to third-party vendors. We believe we are the largest outsourced ROI provider with approximately 70% of the outsourced ROI services market,” pages 2 and 77. See (E) and (F) in Tab 1.

“We estimate that only one-third of the $1.2 billion ROI market currently outsources the ROI function…,” page 81. See (B) and (E) in Tab 1.

“We estimate, based upon publicly available market information, that the ROI market in the U.S. is approximately $1.2 billion in size, comprising approximately 5,700 hospitals and 200,000 independent and hospital-affiliated physician clinics. We believe that approximately two-thirds of ROI services are performed using internal sources and the remaining one-third is outsourced to third-party vendors,” page 82. See (B), (C), (D) and (E) in Tab 1.

“We believe we are the largest outsourced ROI provider with approximately 70% of the outsourced ROI market…,” pages 2 and 82. See (F) in Tab 1.

“We estimate, based upon publicly available market information, that the market for ROI services today is approximately $1.2 billion, of which we estimate $500 million relates to hospitals and $700 million relates to independent and hospital-affiliated physician clinics. We estimate that only approximately one-third of this market currently outsources the ROI function,” pages 2, 77 and 84. See (B), (C), (D), and (E) in Tab 1.

2.	HealthPort Management Estimates spreadsheet, dated July 2009.

You believe that ChartOne was “the second-largest provider of outsourced ROI services in the United States” at the time you acquired it in September 2008, pages 46, 47, 78 and 85

3.	The Company has provided ROI services for approximately thirty years, and it currently provides these ROI services in forty-nine states and Washington D.C. Based on our experience in the ROI industry competing against various regional and local companies that provide ROI services in a specific geographic market or to certain hospitals and/or physician clinics, the Company has not encountered a competitor with comparable operations, both in terms of size and scale. At the time of the Company’s acquisition of ChartOne, its most significant competitor at the time both in terms of size and scale, the Company’s ROI revenue was approximately twice that of ChartOne’s ROI revenue. As a result, the Company believes ChartOne was the second largest provider of ROI services at that time.

“We estimate that our ROI service recently enabled a single division of a leading national hospital chain to save in excess of $500,000 a year,” page 85

4.	HealthPort Release of Information Pro Forma Savings Prepared for a Leading National Hospital Chain, dated July 2007.

“We believe we are the largest provider to health record requestors and healthcare providers…,” page 84. See (F) in Tab 5.

5.	HealthPort Management Estimates spreadsheet, dated July 2009.

Tab 1

Tab 1

HP Management Estimates

ROI Market/Market Share

09 May YTD Annualized ROI Rev		$214
Hospitals	70%	$150
Clinics	30%	$64

HP ROI Customer Base				Market		HP %
Hospitals		1,733		5,700		30%
Clinics		7,025		75,000		9%	* 50% discount: Average fees in clinic market, based on management experience

Total ROI Market
Hospitals		$493	(C)
Clinics		$685	(D)

		$1,178	(B)

HP Market Share
Hospitals		30%
Clinics		9%

Total		18	%(A)

Outsourced ROI Market		%		$
Hospitals		53%		$259
Clinics		9%		$64			* Assumes HP has vast majority of all of the clinics in the outsourced market

Total		27	%(E)	$324
HP ROI Revenue				$214
				66	%(F)		* HP has – 70% of the outsourced market

HP Market Share of Outsourced Hospital Market
AHIOS Article		3,000		# of hospitals that outsource. See attached article “The Association of Health Information Outsourcing Services now represents over 50% of all United States hospitals” dated May 11, 2009
HP % of outsourced hospitals		58%

FOR IMMEDIATE RELEASE Media Contact: Mike Bellenghi Executive Vice President, AHIOS 215-542-9809 Jessica Cohen Aria Marketing 617-332-9999 x203

THE ASSOCIATION OF HEALTH INFORMATION

OUTSOURCING SERVICES NOW REPRESENTS OVER 50%

OF ALL UNITED STATES HOSPITALS

BOSTON, Mass., May 11, 2009 — The Association of Health Information Outsourcing Services (AHIOS) announced today that its membership now represents over 50% (more then 3,000) of all registered hospitals in the United States. Additionally, AHIOS members process the release-of-information (ROI) requests for more than 11,000 other healthcare facilities in the United States, including outpatient healthcare facilities, physician practices, and long-term care facilities.

AHIOS membership is comprised of 17 health information management outsourcing service companies from across the US. These companies range from modest-sized enterprises to large corporations. For more than a decade, AHIOS members have worked together to sustain its mission by increasing awareness of the value, importance and complexity of the ROI industry, monitoring legislation, and establishing standards of excellence in the release of medical information process.

“The vast number of medical record requests that our members process each year re-emphasizes the critical importance of ensuring an expert is in place at all healthcare facilities, of all sizes, to properly handle the ROI function,” said Mike Bellenghi, executive vice president, AHIOS. “Our data shows that each medical record processed averages 35 pages per request—each page filled with complex clinical and financial information.” AHIOS members handle over 14 million ROI requests per year equaling 524 million individual medical record pages processed per year.

“Due to intricate HIPAA regulations and ever-changing security requirements, it is now more important than ever to have a certified expert in place to appropriately and lawfully process ROI requests,” continued Bellenghi. “Representing over half of all US hospitals, AHIOS members are certified by our organization via the Certified Release of Information Specialist (CRIS) test, to ensure they are qualified to provide the most knowledgeable service available in this space.”

AHIOS Represents 50% of Hospitals — page 2

This data was gathered via a survey of all AHIOS member companies in April, 2009. The total number of hospitals in the United States is based upon statistics provided by the American Hospital Association.

About the Association of Health Information Outsourcing Services

Established in 1996, AHIOS promotes, strengthens and enhances the health information management outsourcing industry while ensuring excellence in the handling and dissemination of confidential patient-identifiable information. Representing more then 50% of all United States hospitals and over 11,000 other healthcare facilities, its goals are to increase awareness of the value, importance and complexity of the industry’s services; establish standards of excellence for the industry of health information management outsourcing; pursue fair and equitable treatment of the industry through legislative, regulatory and legal processes; and create educational and networking opportunities for members.

###

Tab 2

HP Management Estimates

ROI Market/Market Share

09 May YTD Annualized ROI Rev		$214
Hospitals	70%	$150
Clinics	30%	$64

HP ROI Customer Base				Market		HP %
Hospitals		1,733		5,700		30%
Clinics		7,025		75,000		9%	* 50% discount: Average fees in clinic market, based on management experience

Total ROI Market
Hospitals		$493	(C)
Clinics		$685	(D)

		$1,178	(B)

HP Market Share
Hospitals		30%
Clinics		9%

Total		18	%(A)

Outsourced ROI Market		%		$
Hospitals		53%		$259
Clinics		9%		$64			* Assumes HP has vast majority of all of the clinics in the outsourced market

Total		27	%(E)	$324
HP ROI Revenue				$214
				66	%(F)		* HP has – 70% of the outsourced market

HP Market Share of Outsourced Hospital Market
AHIOS Article		3,000		# of hospitals that outsourced. See attached article “The Association of Health Information Outsourcing Services now represents over 50% of all United States hospitals” dated May 11, 2009
HP % of outsourced hospitals		58%

FOR IMMEDIATE RELEASE Media Contact: Mike Bellenghi Executive Vice President, AHIOS 215-542-9809 Jessica Cohen Aria Marketing 617-332-9999 x203

THE ASSOCIATION OF HEALTH INFORMATION

OUTSOURCING SERVICES NOW REPRESENTS OVER 50%

OF ALL UNITED STATES HOSPITALS

BOSTON, Mass., May 11, 2009 — The Association of Health Information Outsourcing Services (AHIOS) announced today that its membership now represents over 50% (more then 3,000) of all registered hospitals in the United States. Additionally, AHIOS members process the release-of-information (ROI) requests for more than 11,000 other healthcare facilities in the United States, including outpatient healthcare facilities, physician practices, and long-term care facilities.

AHIOS membership is comprised of 17 health information management outsourcing service companies from across the US. These companies range from modest-sized enterprises to large corporations. For more than a decade, AHIOS members have worked together to sustain its mission by increasing awareness of the value, importance and complexity of the ROI industry, monitoring legislation, and establishing standards of excellence in the release of medical information process.

“The vast number of medical record requests that our members process each year re-emphasizes the critical importance of ensuring an expert is in place at all healthcare facilities, of all sizes, to properly handle the ROI function,” said Mike Bellenghi, executive vice president, AHIOS. “Our data shows that each medical record processed averages 35 pages per request—each page filled with complex clinical and financial information.” AHIOS members handle over 14 million ROI requests per year equaling 524 million individual medical record pages processed per year.

“Due to intricate HIPAA regulations and ever-changing security requirements, it is now more important than ever to have a certified expert in place to appropriately and lawfully process ROI requests,” continued Bellenghi. “Representing over half of all US hospitals, AHIOS members are certified by our organization via the Certified Release of Information Specialist (CRIS) test, to ensure they are qualified to provide the most knowledgeable service available in this space.”

AHIOS Represents 50% of Hospitals — page 2

This data was gathered via a survey of all AHIOS member companies in April, 2009. The total number of hospitals in the United States is based upon statistics provided by the American Hospital Association.

About the Association of Health Information Outsourcing Services

Established in 1996, AHIOS promotes, strengthens and enhances the health information management outsourcing industry while ensuring excellence in the handling and dissemination of confidential patient-identifiable information. Representing more then 50% of all United States hospitals and over 11,000 other healthcare facilities, its goals are to increase awareness of the value, importance and complexity of the industry’s services; establish standards of excellence for the industry of health information management outsourcing; pursue fair and equitable treatment of the industry through legislative, regulatory and legal processes; and create educational and networking opportunities for members.

###

Tab 3

ROI Market Position

ROI Revenue (in millions)

1	HealthPort's 2008 ROI Revenue	$128
2	ChartOne's 2008 ROI Revenue	$75

The Company has provided ROI services for approximately thirty years, and it currently provides these ROI services in forty-nine states and Washington D.C. Based on our experience in the ROI industry competing against various regional and local companies that provide ROI services in a specific geographic market or to certain hospitals and/or physician clinics, the Company has not encountered a competitor with comparable operations, both in terms of size and scale. At the time of the Company’s acquisition of ChartOne, its most significant competitor at the time both in terms of size and scale, the Company’s ROI revenue was approximately twice that of ChartOne’s ROI revenue. As a result, the Company believes ChartOne was the second largest provider of ROI services at that time.

Tab 4

HealthPort Release of Information

Prepared for: Leading National Hospital Chain

Facility	Monthly Savings	PAS Savings	Annual Savings

Facility A	$1,408.30	$726.80	$25,621.20
Facility B	$5,315.33	$1,144.00	$77,511.96
Facility C	$3,575.00	$3,324.20	$82,790.40
Facility D	$379.42	$984.20	$16,363.44
Facility E	$3,761.00	$1,115.00	$58,512.00
Facility F	$230.00	$917.20	$13,766.40
Facility G	$9,861.80	$708.40	$126,842.40
Facility H	$2,583.00	$479.40	$36,748.80
Facility I	$7,660.00	$2,161.00	$117,852.00
Facility J	$200.00	$2,161.00	$28,332.00
Facility K	$4,882.00	$2,001.20	$82,598.40

Total Savings	$39,855.85	$15,722.40	$666,939.00

Facility A / HealthPort

Release of Information Current Vendor Comparison

Monthly Amount		Current Vendor	HealthPort
Monthly ROI Invoice		$1,178.30	$—	Note 1
PAS UPS Shipping Charges	$36.34	$726.80	$—	Note 2
Mail Room Expense		$350		Note 3
Non Billable Postage		$—	$120.00	Note 4

Total Monthly Cost		$2,255.10	$120.00

Monthly Savings using HealthPort			$2,135.10
Annual Savings using HealthPort			$25,621.20

Note 1 -	Information provided by facility $14,139.58 annual expense divided by 12 months equals $1,178.30.
HealthPort will provide a 3:1 ratio that will eliminate copy charges.

Note 2 -	Facility A ships approximately 331 pages each day to the PAS. (6,624 pages divided by 20 business days).
331 pages weighs 15.8 lbs.
UPS.com quotes an overnight shipment price of $45.43 using next day air saver.
This example assumes a 20% discount making the daily cost $36.34.
HealthPort will deliver PAS requests electronically

Note 3 -	Current vendor mails all requests through mail room. HealthPort mails remotely and only charges facility for non billable postage.

Note 4 -	Pro rated non billable postage estimate.

Facility B / HealthPort

Release of Information Current Vendor Comparison

Monthly Amount		Current Vendor	HealthPort

Monthly ROI Invoice		$5,009.33	$—	Note 1
PAS UPS Shipping Charges	$57.20	$1,144.00	$—	Note 2
Mail Room Expense		$466		Note 3
Non-Billable Postage		$—	$160.00	Note 4

Total Monthly Cost		$6,619.33	$160.00

Monthly Savings using HealthPort			$6,459.33
Annual Savings using HealthPort			$77,511.96

Note 1 -	Information provided by facility 3 month average February, March, April 2007. HealthPort will provide a 3:1 ratio that will eliminate copy charges.

Note 2 -	Facility B ships approximately 794 pages each day to the PAS. (15,884 pages divided by 20 business days).
794 pages weighs 38 lbs.
UPS.com quotes an overnight shipment price of $71.50 using next day air saver.
This example assumes a 20% discount making the daily cost $57.20.
HealthPort will deliver PAS request electronically.

Note 3 -	Current vendor mails all request through mail room. HealthPort mails remotely and only charges facility for non- billable postage.

Note 4 -	Pro-rated non-billable postage estimate.

Facility C / HealthPort

Release of Information Current Vendor Comparison

Monthly Amount		Current Vendor	HealthPort

Monthly ROI Invoice		$3,345.00	$—	Note 1
PAS UPS Shipping Charges	$166.21	$3,324.20	$—	Note 2
Mail Room Expense		$350		Note 3
Non-Billable Postage		$—	$120.00	Note 4

Total Monthly Cost		$7,019.20	$120.00

Monthly Savings using HealthPort			$6,899.20
Annual Savings using HealthPort			$82,790.40

Note 1 -	Information provided by facility three month average of invoices February, March, April 2007. HealthPort will provide a 3:1 ratio that will eliminate copy charges.

Note 2 -	Facility C ships approximately 2,000 pages each day to the PAS. (40,000 pages divided by 20 business days). 2,000 pages weighs 96 lbs.
UPS.com quotes an overnight shipment price of $207.76 using next day air saver.
This example assumes a 20% discount making the daily cost $166.21.
HealthPort will deliver PAS requests electronically.

Note 3 -	Current vendor mails all requests through mail room. HealthPort mails remotely and only charges facility for non-billable postage.

Note 4 -	Pro-rated non-billable postage estimate.

Facility D / HealthPort

Release of Information Current Vendor Comparison

Monthly Amount		Current Vendor	HealthPort

Monthly ROI Invoice		$149.42	$—	Note 1
PAS UPS Shipping Charges	$49.21	$984.20	$—	Note 2
Mail Room Expense		$350		Note 3
Non-Billable Postage		$—	$120.00	Note 4

Total Monthly Cost		$1,483.62	$120.00

Monthly Savings using HealthPort			$1,363.62
Annual Savings using HealthPort			$16,363.44

Note 1 -	Information provided by facility 12 month average of invoice. HealthPort will provide a 3:1 ratio that will eliminate copy charges.

Note 2 -	Facility D ships approximately 582 pages each day to the PAS. (11,656 pages divided by 20 business days).
582 pages weighs 28 lbs.
UPS.com quotes an overnight shipment price of $61.52 using next day air saver.
This example assumes a 20% discount making the daily cost $49.21.
HealthPort will deliver PAS requests electronically.

Note 3 -	Current vendor mails all requests through mail room. HealthPort mails remotely and only charges facility for non-billable postage.

Note 4 -	Pro-rated non-billable postage estimate.

Facility E / HealthPort

Release of Information Current Vendor Comparison

Monthly Amount		Current Vendor	HealthPort

Monthly ROI Invoice		$3,641.00	$—	Note 1
PAS UPS Shipping Charges	$55.75	$1,115.00	$—	Note 2
Mail Room Expense		$200		Note 3
Non-Billable Postage		$—	$80.00	Note 4

Total Monthly Cost		$4,956.00	$80.00

Monthly Savings using HealthPort			$4,876.00
Annual Savings using HealthPort			$58,512.00

Note 1 -	Information provided by facility 5 month average of invoice.
HealthPort will provide a 3:1 ratio that will eliminate copy charges.

Note 2 -	Facility E ships approximately 263 pages each day to the PAS. (5,265 pages divided by 20 business days).
263 pages weighs 13 lbs.
UPS.com quotes an overnight shipment price of $69.69 using next day air saver.
This example assumes a 20% discount making the daily cost $55.75.
HealthPort will deliver PAS requests electronically.

Note 3 -	Current vendor mails all requests through mail room. HealthPort mails remotely and only charges facility for non-billable postage.

Note 4 -	Pro-rated non-billable postage estimate.

Facility F / HealthPort

Release of Information Current Vendor Comparison

Monthly Amount		Current Vendor	HealthPort

Monthly ROI Invoice			$—	Note 1
PAS UPS Shipping Charges	$45.86	$917.20	$—	Note 2
Mail Room Expense		$350		Note 3
Non-Billable Postage		$—	$120.00	Note 4

Total Monthly Cost		$1,267.20	$120.00

Monthly Savings using HealthPort			$1,147.20
Annual Savings using HealthPort			$13,766.40

Note 1 -	Information provided by facility.

Note 2 -	Facility F ships approximately 525 pages each day to the PAS. (10,500 pages divided by 20 business days).
525 pages weighs 25 lbs.
UPS.com quotes an overnight shipment price of $57.32 using next day air saver.
This example assumes a 20% discount making the daily cost $45.86.
HealthPort will deliver PAS requests electronically.

Note 3 -	Current vendor mails all requests through mail room. HealthPort mails remotely and only charges facility for non-billable postage.

Note 4 -	Pro-rated non-billable postage estimate.

Facility G / HealthPort

Release of Information Current Vendor Comparison

Monthly Amount			Current Vendor	HealthPort

Monthly ROI Invoice			$1,071.00	$—	Note 1
PAS UPS Shipping Charges		$35.42	$708.40	$—	Note 2
Facility G Labor	580	$14.76	$8,560.80	$—	Note 3
Mail Room Expense			$350	$—	Note 4
Non-Billable Postage			$—	$120.00	Note 5

Total Monthly Cost			$10,690.20	$120.00

Monthly Savings using HealthPort				$10,570.20
Annual Savings using HealthPort				$126,842.40

Note 1 -	Information provided by facility February, March, April 2007 ($3124 divided by 3).
HealthPort will provide a 3:1 ratio that will eliminate copy charges.

Note 2 -	Facility G ships approximately 287 pages each day to the PAS. (5,740 pages divided by 20 business days).
287 pages weighs 14 lbs.
UPS.com quotes an overnight shipment price of $44.27 using next day air saver.
This example assumes a discount making the daily cost $35.42.
HealthPort will deliver PAS requests electronically.

Note 3 -	Facility G provides 145 hours of labor per week that will be provided by HealthPort.
This examples assumes a labor rate of $12 per hour plus 23% for benefits total hourly expense equals $14.76.

Note 4 -	Current vendor mails all requests through mail room. HealthPort mails remotely and only charges facility for non-billable postage.

Note 5 -	Pro-rated non-billable postage estimate.

Facility H / HealthPort

Release of Information Current Vendor Comparison

Monthly Amount			Current Vendor	HealthPort

Monthly ROI Invoice				$—	Note 1
PAS UPS Shipping Charges		$23.97	$479.40	$—	Note 2
Facility H Labor	175	$14.76	$2,583.00	$—	Note 3
Mail Room Expense				$—	Note 4
Non-Billable Postage			$—		Note 5

Total Monthly Cost			$3,062.40	$—

Monthly Savings using HealthPort				$3,062.40
Annual Savings using HealthPort				$36,748.80

Note 1 -	Facility is not being charged for service.

Note 2 -	Facility H ships approximately 100 pages each day to the PAS. Estimate based upon other facilities of similar size.
100 pages weighs 4.8 lbs.
UPS.com quotes an overnight shipment price of $29.96 using next day air saver.
This example assumes a 20% discount making the daily cost $23.97.
HealthPort will deliver PAS requests electronically.

Note 3 -	Facility H provides 175 hours of labor per month that will be provided by HealthPort.
This examples assumes a labor rate of $12 per hour plus 23% for benefits total hourly expense equals $14.76.

Note 4 -	Current vendor mails all requests through mail room. HealthPort mails remotely and only charges facility for non-billable postage.

Note 5 -	Pro-rated non-billable postage estimate.

Facility I / HealthPort

Release of lnformation Current Vendor Comparison

Monthly Amount		Current Vendor	HealthPort

Monthly ROI Invoice		$7,375.00	$—	Note 1
PAS UPS Shipping Charges	$108.05	$2,161.00	$—	Note 2
Mail Room Expense		$525.00		Note 3
Non-Billable Postage		$—	$240.00	Note 4

Total Monthly Cost		$10,061.00	$240.00

Monthly Savings using HealthPort			$9,821.00
Annual Savings using HealthPort			$117,852.00

Note 1 -	Information provided by facility.
Total invoice amount for February, March, and April is $22,124 divided by 3 month is an average invoice of $7,375.
HealthPort will provide a 3:1 ratio that will eliminate copy charges.

Note 2 -	Facility I ships approximately 1,450 pages each day to the PAS. (29,000 pages divided by 20 business days).
1,450 pages weighs 69.6 lbs.
UPS.com quotes an overnight shipment price of $135.07 using next day air saver.
This example assumes a 20% discount making the daily cost $108.05.
HealthPort will deliver PAS requests electronically.

Note 3 -	Current vendor mails all requests through mail room. HealthPort mails remotely and only charges facility for non-billable postage.

Note 4 -	Pro-rated non-billable postage estimate.

Facility J / HealthPort

Release of Information Current Vendor Comparison

Monthly Amount		Current Vendor	HealthPort

Monthly ROI Invoice		$0.00	$—	Note 1
PAS UPS Shipping Charges	$108.05	$2,161.00	$—	Note 2
Mail Room Expense		$350.00		Note 3
Non-Billable Postage		$—	$150.00	Note 4

Total Monthly Cost		$2,511.00	$150.00

Monthly Savings using HealthPort			$2,361.00
Annual Savings using HealthPort			$28,332.00

Note 1 -	Facility responded n/a to the survey question. This example assumes that the facility is not being charged for release of information service.
HealthPort will provide a 3:1 ratio that will eliminate copy charges.

Note 2 -	Facility J ships approximately 942 pages each day to the PAS. Facility did not respond to this survey question. Information is an estimate based on information gathered at these facilities.
942 pages weighs 45.2 lbs.
UPS.com quotes an overnight shipment price of $88.53 using next day air saver.
This example assumes a 20% discount making the daily cost $70.82.
HealthPort will deliver PAS requests electronically.

Note 3 -	Current vendor mails all requests through mail room. HealthPort mails remotely and only charges facility for non-billable postage.

Note 4 -	Pro-rated non-billable postage estimate.

Facility K / HealthPort

Release of Information Current Vendor Comparison

Monthly Amount		Current Vendor	HealthPort

Monthly ROI Invoice		$4,507.00	$—	Note 1
PAS UPS Shipping Charges	$100.06	$2,001.20	$—	Note 2
Mail Room Expense		$575.00		Note 3
Non-Billable Postage		$—	$200.00	Note 4

Total Monthly Cost		$7,083.20	$200.00

Monthly Savings using HealthPort			$6,883.20
Annual Savings using HealthPort			$82,598.40

Note 1 -	Information provided by facility, average monthly invoice is $4507.
HealthPort will provide a 3:1 ratio that will eliminate copy charges.

Note 2 -	Facility K ships approximately 1,450 pages each day to the PAS. (27,000 pages divided by 20 business days).
1,350 pages weighs 64.8 lbs.
UPS.com quotes an overnight shipment price of $125.08 using next day air saver.
This example assumes a 20% discount making the daily cost $100.06.
HealthPort will deliver PAS requests electronically.

Note 3 -	Current vendor mails all requests through mail room. HealthPort mails remotely and only charges facility for non-billable postage.

Note 4 -	Pro-rated non-billable postage estimate.

Tab 5

HP Management Estimates

ROI Market/Market Share

09 May YTD Annualized ROI Rev		$214
Hospitals	70%	$150
Clinics	30%	$64

HP ROI Customer Base				Market		HP%
Hospitals		1,733		5,700		30%
Clinics		7,025		75,000		9%	* 50% discount: Average fees in clinic market, based on management experience

Total ROI Market
Hospitals		$493	(C)
Clinics		$685	(D)

		$1,178	(B)

HP Market Share
Hospitals		30%
Clinics		9%

Total		18	%(A)

Outsourced ROI Market		%		$
Hospitals		53%		$259
Clinics		9%		$64			* Assumes HP has vast majority of all of the clinics in the outsourced market

Total		27	%(E)	$324
HP ROI Revenue				$214
				66	%(F)		* HP has -70% of the outsourced market

HP Market Share of Outsourced Hospital Market
AHIOS Article		3,000		# of hospitals that outsourced. See attached article “The Association of Health Information Outsourcing Services now represents over 50% of all United States hospitals” dated May 11, 2009
HP % of outsourced hospitals		58%

FOR IMMEDIATE RELEASE Media Contact: Mike Bellenghi Executive Vice President, AHIOS 215-542-9809 Jessica Cohen Aria Marketing 617-332-9999 x203

THE ASSOCIATION OF HEALTH INFORMATION

OUTSOURCING SERVICES NOW REPRESENTS OVER 50%

OF ALL UNITED STATES HOSPITALS

BOSTON, Mass., May 11, 2009 — The Association of Health Information Outsourcing Services (AHIOS) announced today that its membership now represents over 50% (more then 3,000) of all registered hospitals in the United States. Additionally, AHIOS members process the release-of-information (ROI) requests for more than 11,000 other healthcare facilities in the United States, including outpatient healthcare facilities, physician practices, and long-term care facilities.

AHIOS membership is comprised of 17 health information management outsourcing service companies from across the US. These companies range from modest-sized enterprises to large corporations. For more than a decade, AHIOS members have worked together to sustain its mission by increasing awareness of the value, importance and complexity of the ROI industry, monitoring legislation, and establishing standards of excellence in the release of medical information process.

“The vast number of medical record requests that our members process each year re-emphasizes the critical importance of ensuring an expert is in place at all healthcare facilities, of all sizes, to properly handle the ROI function,” said Mike Bellenghi, executive vice president, AHIOS. “Our data shows that each medical record processed averages 35 pages per request—each page filled with complex clinical and financial information.” AHIOS members handle over 14 million ROI requests per year equaling 524 million individual medical record pages processed per year.

“Due to intricate HIPAA regulations and ever-changing security requirements, it is now more important than ever to have a certified expert in place to appropriately and lawfully process ROI requests,” continued Bellenghi. “Representing over half of all US hospitals, AHIOS members are certified by our organization via the Certified Release of Information Specialist (CRIS) test, to ensure they are qualified to provide the most knowledgeable service available in this space.”

AHIOS Represents 50% of Hospitals — page 2

This data was gathered via a survey of all AHIOS member companies in April, 2009. The total number of hospitals in the United States is based upon statistics provided by the American Hospital Association.

About the Association of Health Information Outsourcing Services

Established in 1996, AHIOS promotes, strengthens and enhances the health information management outsourcing industry while ensuring excellence in the handling and dissemination of confidential patient-identifiable information. Representing more then 50% of all United States hospitals and over 11,000 other healthcare facilities, its goals are to increase awareness of the value, importance and complexity of the industry’s services; establish standards of excellence for the industry of health information management outsourcing; pursue fair and equitable treatment of the industry through legislative, regulatory and legal processes; and create educational and networking opportunities for members.

###

ANNEX B

“According to a January 2009 report by the CMS, spending on healthcare in the United States was estimated to be $2.2 trillion in 2007, or 16% of the U.S. Gross Domestic Product, or GDP. Healthcare spending is projected to grow at a rate of approximately 6% per annum, and reach approximately $4.4 trillion by 2018, or 20% of GDP,” page 80

1.	National Healthcare Projections 2008-2018, Centers for Medicaid and Medicare Services (January 2009).

“According to an August 2009 supplemental report issued by International Data Corp., healthcare spending on outsourcing services totaled $2.7 billion in 2007 and is expected to increase to $4.8 billion by 2013, a compounded annual growth rate of 10.7%,” page 80

2.	U.S. BPO Services Spending for Healthcare, 2006-2013, International Data Corp. (August 2009).

“According to a December 2008 HIMSS Analytics publication, total expenditures by U.S. hospitals for RCM software in 2009 are estimated to exceed $700 million,” page 82

3.	Essentials of the U.S. Hospital IT Market: Revenue Cycle Management, HIMSS Analytics (4th ed. 2009).

“According to an August 2009 statement by the American Health Information Management Association, there is a nationwide shortage of certified medical coders in hospitals, physician practices and other healthcare facilities,” page 82

4.	Coding Specialties, American Health Information Management Association (July 31, 2009), available at http://www.ahima.org/coding/coding_specialist.asp.

“December 2006 Frost & Sullivan research estimates practice management to currently be a greater than $1 billion market opportunity,” page 83

5.	U.S. Physicians Practice Management Systems (PPMS) Markets - Scheduling; Reporting; Billing and Claims for Ambulatory Care Providers, Frost and Sullivan (December 2006).

“The current administration’s April 2007 Plan for a Healthy America estimates that 25% of all healthcare spending goes to administrative and overhead spending and that reliance on paper-based records and information systems needlessly increases these costs,” page 83

6.	Barack Obama’s Plan for a Healthy America (October 2007), available at http://www.barackobama.com/pdf/HealthPlanFull.pdf.

Tab 1

National Health Expenditure Projections 2008-2018

Forecast Summary

Growth in national health expenditures (NHE) in the United States is projected to be 6.1 percent in 2008. National health spending is expected to increase from $2.2 trillion in 2007 to $2.4 trillion in 2008. Average annual NHE growth is expected to be 6.2 percent per year for 2008 through 2018.

Over the full projection period (2008-2018), average annual health spending growth is anticipated outpace average annual growth in the overall economy (4.1 percent) by 2.1 percentage points per year. By 2018, national health spending is expected to reach $4.4 trillion and comprise just over one-fifth (20.3 percent) of Gross Domestic Product (GDP).

Driven in large part by the recession, NHE growth is expected to significantly outpace GDP growth in 2008 and 2009. In 2008, NHE growth is expected to be 6.1 percent while GDP growth is anticipated to be 3.5 percent. For 2009, health spending is projected to increase 5.5 percent while GDP is expected to decrease 0.2 percent (the first decrease in GDP since 1949). This expected difference in the 2009 growth rates would result in the largest one-year increase in the health share of GDP in history (from 16.6 percent in 2008 to 17.6 percent in 2009).

From 1965 to 2007, health spending as a percent of GDP has increased steadily from 5.9 percent to 16.2 percent, roughly an average of 0.25 percentage point per year. History has shown, however, that the health share of GDP has increased most rapidly during periods of recession. For example, the share increased by 0.7 percentage point per year during the recessionary periods of 1990 and 1991, as well as 2001, as growth in health spending did not fall as quickly as overall economic growth.

Over the projection period, and influenced by the recession and the leading edge of the Baby Boom generation becoming eligible for Medicare, average annual spending growth by public payers (7.2 percent) is expected to outpace that of private payers (5.3 percent). As a result, the public share of total NHE is expected to exceed 50 percent by 2016 and reach 51.3 percent by 2018.

The recession is anticipated to cause divergent trends in health spending growth for private and public payers in 2008 and 2009. Private health spending growth, which includes growth in private health insurance spending and out-of-pocket payments, is projected to decelerate from 5.8 percent in 2007 to a 15-year low of 3.9 percent by 2009, driven by expected slower income growth and declining private health insurance coverage rates. Related to projected faster growth in both Medicaid enrollment and expenditures, public spending growth on health care is projected to accelerate from 6.4 percent in 2007 to 7.4 percent by 2009. Medicare spending growth is likewise projected to be robust in 2008 and 2009 at approximately 8.0 percent per year.

Total hospital spending growth is expected to edge downward slightly from 7.3 percent in 2007 to 7.2 percent in 2008, and then decelerate further in 2009 to 5.7 percent. Driving the expected deceleration in hospital spending growth is weakening demand for hospital services related to projected slowing income growth associated with the recession. In addition, hospital price

Table 1

National Health Expenditures and Selected Economic Indicators, Levels and Annual Percent Change: Calendar Years 2003-20181

Projected

Item

2003

2004

2005

2006

2007

2008

2009

2010

2011

2012

2013

2014

2015

2016

2017

2018

National Health Expenditures (billions)

$1,734.9

$1,854.8

$1,980.6

$2,112.7

$2,241.2

$2,378.6

$2,509.5

$2,624.4

$2,770.3

$2,930.7

$3,110.9

$3,313.0

$3,541.3

$3,790.2

$4,061.7

$4,353.2

National Health Expenditures as a Percent of Gross Domestic Product

15.8%

15.9%

15.9%

16.0%

16.2%

16.6%

17.6%

17.7%

17.9%

18.0%

18.2%

18.5%

18.9%

19.3%

19.8%

20.3%

National Health Expenditures Per Capita

$5,967.2

$6,319.2

$6,687.2

$7,062.3

$7,420.8

$7,804.3

$8,160.3

$8,458.5

$8,650.8

$9,281.6

$9,767.3

$10,312.2

$10,928.9

$11,598.3

$12,324.9

$13,100.3

Gross Domestic Product (billions)

$10,960.8

$11,685.9

$12,421.9

$13,178.4

$13,807.5

$14,290.8

$14,262.2

$14,818.4

$15,514.9

$16,275.1

$17,072.6

$17,892.1

$18,733.0

$19,613.4

$20,535.3

$21,479.9

Gross Domestic Product (billions of 2000 $)

$10,301.0

$10,675.8

$10,989.5

$11,294.8

$11,523.9

$11,685.2

$11,498.3

$11,774.2

$12,068.6

$12,370.3

$12,679.6

$12,983.9

$13,282.5

$13,588.0

$13,900.5

$14,206.3

Gross Domestic Product Implicit Price Deflator (chain weighted 2000 base year)

1.064

1.095

1.130

1.167

1.198

1.227

1.243

1.262

1.292

1.323

1.355

1.387

1.420

1.454

1.489

1.525

Consumer Price Index (CPI-W) -1982-1984 base

1.840

1.889

1.953

2.016

2.073

2.131

2.131

2.174

2.235

2.298

2.362

2.428

2.496

2.566

2.638

2.712

CMS Implicit Medical Price Deflator2

1.117

1.163

1.205

1.246

1.288

1.326

1.364

1.403

1.447

1.496

1.551

1.607

1.666

1.729

1.794

1.863

U.S. Population3

290.7

293.5

296.2

299.1

302.0

304.8

307.5

310.3

313.0

315.8

318.5

321.3

324.0

326.6

329.5

332.3

Population age less than 65 years

255.2

257.6

259.8

262.2

264.4

266.5

268.5

270.6

272.6

274.1

275.5

277.0

278.4

279.8

281.1

282.4

Population age 65 years and older

35.5

36.0

36.3

37.0

37.6

38.3

39.0

39.6

40.4

41.7

43.0

44.3

45.6

47.0

48.4

49.9

Private Health Insurance - NHE (billions)

$603.7

$645.9

$690.0

$731.3

$775.0

$817.4

$854.4

$891.6

$933.9

$978.7

$1,028.8

$1,087.0

$1,151.9

$1,221.7

$1,296.9

$1,376.4

Private Health Insurance – PHC (billions)

521.5

560.6

598.9

637.9

680.3

719.6

749.1

779.4

815.1

855.1

900.4

951.4

1,008.0

1,068.6

1,133.1

1,200.9

National Health Expenditures (billions)

—

6.9

6.8

6.7

6.1

6.1

5.5

4.6

5.6

5.8

6.2

6.5

6.9

7.0

7.2

7.2

National Health Expenditures as a Percent of Gross Domestic Product (Change)

—

0.0%

0.1%

0.1%

0.2%

0.4%

1.0%

0.1%

0.1%

0.2%

0.2%

0.3%

0.4%

0.4%

0.5%

0.5%

National Health Expenditures Per Capita

—

5.9

5.8

5.6

5.1

5.2

4.6

3.7

4.6

4.9

5.2

5.6

6.0

6.1

6.3

6.3

Gross Domestic Product (billions)

—

6.6

6.3

6.1

4.8

3.5

-0.2

3.9

4.7

4.9

4.9

4.8

4.7

4.7

4.7

4.6

Gross Domestic Product (billions of 2000 $)

—

3.6

2.9

2.8

2.0

1.4

-1.6

2.4

2.5

2.5

2.5

2.4

2.3

2.3

2.3

2.2

Gross Domestic Product Implicit Price Deflator (chain weighted 2000 base year)

—

2.9

3.3

3.2

2.7

2.4

1.3

1.5

2.4

2.4

2.4

2.4

2.4

2.4

2.4

2.4

Consumer Price Index (CPI-W) – 1982-1984 base

—

2.7

3.4

3.2

2.8

2.8

0.0

2.0

2.8

2.8

2.8

2.8

2.8

2.8

2.8

2.8

CMS Implicit Medical Price Deflator2

—

4.1

3.6

3.4

3.4

3.0

2.8

2.8

3.2

3.4

3.6

3.6

3.7

3.7

3.8

3.8

U.S. Population3

—

1.0

0.9

1.0

1.0

0.9

0.9

0.9

0.9

0.9

0.9

0.9

0.9

0.9

0.8

0.8

Population age less than 65 years

—

0.9

0.9

0.9

0.9

0.8

0.8

0.8

0.7

0.6

0.5

0.5

0.5

0.5

0.5

0.4

Population age 65 years and older

—

1.2

1.1

1.8

1.7

1.8

1.8

1.6

2.1

3.0

3.2

3.0

3.0

3.0

3.1

3.1

Private Health Insurance - NHE

—

7.0

6.8

6.0

6.0

5.5

4.5

4.3

4.8

4.8

5.1

5.7

6.0

6.1

6.2

6.1

Private Health Insurance - PHC

—

7.5

6.8

6.5

6.6

5.8

4.1

4.0

4.6

4.9

5.3

5.7

5.9

6.0

6.0

6.0

1 The health spending projections were based on the 2007 version of the National Health Expenditures released in January 2009.

2 2000 base year. Calculated as the difference between nominal personal health care spending and real personal health care spending. Real personal health care spending is produced by deflating spending on each service type by the appropriate deflator (PPI, CPI, etc.) and adding real spending by service type.

3 July 1 Census resident based population estimates.

NOTE: Numbers and percents may not add to totals because of rounding.

SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary.

Tab 2

2009 Forecast

U.S. BPO Services Spending for Healthcare, 2006-2013 ($M)

	2006	2007	2008	2009	2010	2011	2012	2013	2008-2013 CAGR (%)
Healthcare	2,366	2,661	2,908	3,140	3,423	3,803	4,320	4,824	10.7%
Total	51,084.90	57,141.70	60,786.30	64,255.70	69,883.80	76,678.30	85,070.50	93,500.00	5.0%

2007 Forecast – From 2007 Report

U.S. BPO Services Spending for Healthcare, 2006-2011 ($M)
	2006	2007	2008	2009	2010	2011	2012	2013	2006-2011 CAGR (%)
Healthcare	2,366	2,725	3,135	3,607	4,118	4,691			14.7%
Total	51,084.90	58,510	66,836	76,324	86,341	97,381	NA	NA	13.8%

Tab 3

Essentials of the U.S. Hospital IT Market

4th Edition

Revenue Cycle

Management

17-4 Revenue Cycle Management

Table RCM1

2009-2014 Forecast Spending (in Millions)

Application	2009	2010	2011	2012	2013	2014	CAGR*
ADT/Registration	$144.3	$151.5	$160.6	$171.8	$185.6	$196.7	6.40%
Patient Billing	$279.0	$292.9	$310.5	$332.2	$358.8	$380.3	6.40%
Credit-Collections	$24.1	$24.9	$25.9	$27.2	$28.8	$30.8	4.99%
Patient Scheduling	$65.5	$68.8	$72.9	$78.0	$84.3	$89.3	6.40%
Contract Management	$51.7	$51.7	$52.3	$52.8	$53.8	$54.9	1.20%
Eligibility	$68.0	$70.0	$72.8	$76.5	$81.0	$86.7	4.99%
Electronic Data Interchange	$76.5	$78.8	$82.7	$86.9	$92.1	$97.6	4.99%
Enterprise Master Person Index	$27.0	$27.0	$27.3	$27.5	$28.1	$28.7	1.20%

*	CAGR = compound annual growth rate. Note that bed management applications are not forecasted at this time.

With the exception of bed management and EMPI, the majority of RCM application activity will occur among organizations replacing their current solutions (see Figure RCM2).

The best replacement selling opportunities are found in patient billing, ADT/registration, patient scheduling, and credit/collections (see Figure RCM3). The best new sales opportunities are found in patient scheduling. enterprise master patient index, and bed management (see Figure RCM4).

Figure RCM2

HIMSS Analytics™ Database	© 2009 HIMSS Analytics

Tab 4

Coding Specialist

A medical coding (or clinical coding) specialist is an individual who reviews and analyzes health records to identify relevant diagnoses and procedures for distinct patient encounters. The medical coding specialist is responsible for translating diagnostic and procedural phrases utilized by healthcare providers into coded form. The translation process requires interaction with the healthcare provider to ensure that the terms have been translated correctly. The coded information that is a product of the coding process is then utilized for reimbursement purposes, in the assessment of clinical care, to support medical research activity and to support the identification of healthcare concerns critical to the public at large.

The medical coding specialist must have a thorough understanding of the content of the medical record in order to be able to locate information to support or provide specificity for coding. Certified medical coders are trained in the anatomy and physiology of the human body and disease processes in order to understand the etiology, pathology, symptoms, signs, diagnostic studies, treatment modalities, and prognosis of diseases and procedures to be coded. Simply locating diagnostic and procedural phrases in the coding manuals or with encoder software without applying knowledge of disease processes and procedural techniques leads to coding errors. The medical coding specialist works as part of a team to achieve the best quality patient care.

See sample job descriptions:

•	Clinical Coding Specialist

•	Clinical Data Specialist

•	Data Quality Manager

•	HM Compliance Specialist

There is a nationwide shortage of certified medical coders in hospitals, physician practices, and other healthcare facilities. According to the United States Bureau of Labor, employment of medical record and health information technicians is expected to grow much faster than the average field.

Each year, AHIMA collects professional data from its credentialed members as part of the annual membership cycle. Find out additional information on trends in the health information management industry including medical coder salaries.

Copyright © 2009 by the American Healthcare Information Management Association. All rights reserved. No part of this site may be reproduced, reprinted, stored in a retrieval system, or transmitted, in any form or by any means, electronic, photocopying, recording, or otherwise, without the prior written permission of the association.

All contents, including images and graphics, on this Web site are copyrighted by AHIMA unless otherwise noted. You must obtain permission to reproduce any information, graphics, or images from this site. Permission must also be obtained to link to any AHIMA’s Web sites. To request permission, fill out the                  or contact

Tab 5

FIGURE 2-1

Total Physicians Practice Management Systems Market: Revenue Forecasts by Market Segment (U.S.), 2002-2012

Year	Stand-alone PPMS ($ Million)	Integrated PPMS ($ Million)	Total PPMS ($ Million)
2002	185.8	595.6	781.4
2003	173.5	673.7	847.2
2004	125.0	829.9	954.9
2005	110.3	931.1	1,041.4
2006	108.0	1,017.3	1,125.3
2007	103.6	1,097.8	1,201.4
2008	98.4	1,183.8	1,282.2
2009	92.2	1,275.8	1,368.0
2010	85.3	1,376.6	1,461.9
2011	77.1	1,481.6	1,558.7
2012	72.1	1,585.9	1,658.0
Compound Annual Growth Rate (2005-2012):	(5.9)%	7.9%	6.9%

Note: All figures are rounded; the base year is 2005. Source: Frost & Sullivan

#F822-48 © 2006 Frost & Sullivan www.frost.com	2-6

CHART 2.2

Total Physicians Practice Management Systems Market: Revenue Forecasts by Market Segment (U.S.), 2002-2012

#F822-48 © 2006 Frost & Sullivan www.frost.com	2-7

Tab 6

BARACK OBAMA’S PLAN FOR A HEALTHY AMERICA:

Lowering health care costs and ensuring affordable, high-quality health care for all

The U.S. spends over $2 trillion on medical care every year, and offers the best medical technology in the world.1 Americans have their choice of top doctors and hospitals, and our national investment in scientific research has paid off handsomely. Diseases that were once life-threatening are now curable; conditions that once devastated are now treatable. Yet, the benefits of the American health care system come at a price that an increasing number of individuals and families, employers and employees, and public and private providers cannot afford.

Millions of Americans are uninsured or underinsured because of rising medical costs. Nearly 47 million Americans2—including 9 million children3—lack health insurance. Eighty percent of the uninsured are in working families.4 Even those with health coverage are struggling to cope with soaring medical costs. Skyrocketing health care costs are making it increasingly difficult for employers, particularly small businesses, to provide health insurance to their employees.

Health care costs are skyrocketing. Health insurance premiums have risen 4 times faster than wages in the past 6 years, and increasing co-pays and deductibles threaten access to care.5 Many insurance plans cover only a limited number of doctors’ visits or hospital days, exposing families to unlimited financial liability. Nearly 11 million insured spent more than a quarter of their salary on health care last year.6 And over half of all personal bankruptcies today are caused by medical bills.7 Lack of affordable health care is compounded by serious flaws in our health care delivery system. About 100,000 Americans die from medical errors in hospitals every year.8 Prescription drug errors alone cost the nation more than $100 billion every year.9 One-quarter of all medical spending goes to administrative and overhead costs and reliance on antiquated paper-based record and information systems needlessly increases these costs.10

Underinvestment in prevention and public health. Too many Americans go without high-value preventive services, such as cancer screening and immunizations to protect against flu or pneumonia. Providers are not adequately reimbursed for helping patients manage chronic illnesses like diabetes or asthma.11 Similarly, community-based prevention efforts, which have helped to drive down rates of smoking and lead poisoning, for example, are under-utilized despite their effectiveness. The nation faces epidemics of

Paid for by Obama for America

ANNEX C

Stock Option Grants and Other Equity Related Transactions for the year ended June 30, 2009

Issue Date	Grantees	Series B-1	Fair Value at Issue Grant	Total expense	Vesting schedule (1)	Exercise price	Series B-2	Fair Value at Issue Grant	Total Expense	Vesting schedule	Exercise price

12/15/2008	Chairman	946,200	0.19	179,778	5 year	$—	2,375,000	0.11	261,250	5 year	$—
12/15/2008	President and Chief Executive Officer	766,231	0.19	145,584	5 year	$—	1,924,844	0.11	211,733	5 year	$—
12/15/2008	Chief Operating Officer	369,000	0.19	70,110	5 year	$—	931,000	0.11	102,410	5 year	$—
12/15/2008	Senior Vice President - Sales	173,000	0.19	32,870	5 year	$—	427,000	0.11	46,970	5 year	$—
12/15/2008	Sales & Marketing (7 individuals)	418,240	0.19	79,466	5 year	$—	1,091,200	0.11	120,032	5 year	$—
12/15/2008	Analyst (2 individuals)	122,039	0.19	23,187	5 year	$—	305,256	0.11	33,578	5 year	$—
12/15/2008	Other (8 individuals)	417,290	0.19	79,285	5 year	$—	983,700	0.11	108,207	5 year	$—

		3,212,000		610,280			8,038,000		884,180
	(1) The vesting schedule for 5 years is as follows:

		10% in year 1
		30% in year 2
		50% in year 3
		75% in year 4
		100% in year 5

	The vesting schedule for 6 years is as follows:

		30% immediately upon grant
		45% in year 1
		60% in year 2
		80% in year 3
		90% in year 4
		100% in year 5